SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                     CHRISKEN PARTNERS CASH INCOME FUND L.P.
                            (Name of Subject Company)

   MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 11, L.P.; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED
 HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; SPECIFIED INCOME FUND, L.P.; MP FALCON GROWTH FUND, LLC; MACKENZIE
                   PATTERSON FULLER, INC.; and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

              Transaction                          Amount of
              Valuation*                           Filing Fee

              $12,304,950                          $1,559.04

* For purposes of calculating the filing fee only. Assumes the purchase of 35,157 Units at a purchase price equal to $350 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:        $1559.04
         Form or Registration Number:   Schedule TO
         Filing Party:                  Purchaser
         Date Filed:                    3-22-2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 11, L.P.; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; SPECIFIED INCOME FUND, L.P.; and MP FALCON GROWTH FUND, LLC (collectively the "Purchasers") to purchase any and all outstanding Units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership (the "Partnership"), the subject company, at a purchase price equal to $350 per Unit, less the amount of any distributions declared or made with respect to the Units through April
30, 2004. The Offer terminated on April 30, 2004. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchaser, of a total of 271.5320 Units. Upon completion of the Offer, the Purchaser and their affiliates held an aggregate of approximately 1079.672 Units, or approximately 3.069% of the total outstanding Units.



















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


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 9, 2004

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON ACQUISITION CO., LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP INCOME FUND 19, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP INCOME FUND 11, L.P.

By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 6, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 7, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President


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


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson















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